Exhibit 99.1

PRESS RELEASE

Formula Systems and IAI Agree to Acquire TSG for US$50 million

Or Yehuda, Israel, January 14, 2016 – Formula Systems (1985) Ltd. (NASDAQ: FORTY), a leading software consulting services, computer-based business solutions and proprietary software products holding company, today announced that Israel Aerospace Industries (IAI) and Formula have entered into a definitive agreement for the purchase of TSG – a subsidiary and the military arm of Ness Technologies, engaged in the fields of command and control systems, intelligence, homeland security and Cyber security. The total purchase price in the transaction will be $50 million in cash (subject to certain adjustments), with each of IAI and Formula acquiring 50% of TSG for US$25 million (subject to certain adjustments). The consummation of the transaction is subject to, among other things, obtaining certain regulatory approvals.

TSG is a leading provider of core command and control systems to Israel's defense organization, including the Israeli Defense Forces and the Israeli Police, and its activity is well suited for both parties. The acquisition represents the parties' strategic decisions to expand their scope of activities, and to preserve leading positions in the markets where they operate, through M&A activity.

The parties will focus on turning TSG into a leader in its field in Israel, by maximizing the synergies between TSG, IAI and Formula and pursuing its expansion, among other ways, through mergers and acquisitions of companies that operate in complementary areas.

Joseph Weiss, IAI's CEO and President, said: "Acquiring TSG reflects our strategy of expanding and deepening IAI's involvement in relevant markets. The acquisition deepens our hold in the areas of command and control, intelligence and homeland defense, both in Israel and among foreign customers, and creates synergies between the products of the three companies to offer comprehensive end-to-end solutions to our customers."

Guy Bernstein, Formula's CEO, said: "The acquisition of TSG, a leader in its field, adds a significant fourth leg to Formula’s portfolio, extending our reach to the defense and growing cyber security industries. This gives us a solid base on which we can build. We can think of no better partner in this acquisition than Israel Aerospace Industries and look forward to our close collaboration."

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About Israel Aerospace Industries:

IAI Ltd. is Israel’s largest aerospace and defense company and a globally recognized technology and innovation leader, specializing in developing and manufacturing advanced, state-of-the-art systems for air, space, sea, land, cyber and homeland security. Since 1953, the company has provided advanced technology solutions to government and commercial customers worldwide including: satellites, missiles, weapon systems and munitions, unmanned and robotic systems, radars, C4ISR and more.  IAI also designs and manufactures business jets and aerostructures, performs overhaul and maintenance on commercial aircraft and converts passenger aircraft to refueling and cargo configurations.

About Formula

Formula Systems (1985) Ltd. is a global information technology company principally engaged, through its public company subsidiaries Matrix, Sapiens Corporation and Magic Software and its privately held subsidiary InSync Staffing Solutions, in providing software consulting services, developing proprietary software products, and providing computer-based business solutions.

For more information, visit www.formulasystems.com.

Press Contact:

Formula Systems (1985) Ltd.

+972-3-5389487

ir@formula.co.il

Eliana Fishler

Senior VP Communications

Tel: + 972-3-935-8509

efishler@iai.co.il

www.iai.co.il

Except for any historical information contained herein, matters discussed in this press release might include forward-looking statements that involve a number of risks and uncertainties. Regarding any financial statements, actual results might vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both locally and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in Formula's most recent annual report and other filings with the Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.